SECURITIES AND EXCHANGE COMMISSION
W

03012663

RECEIVED MAR - 3 2003 SEC MAIL PROCESSING SECTION WASH, D.C. 181

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16586

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AIG Equity Sales Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Pine Street, 17th Floor
(No. and Street)

New York (City) New York (State) 10270 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Walter R. Josiah 212-770-5371
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of The Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Walter R. Josiah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG Equity Sales Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNE H. CONSTANTIN
Notary Public - State of New York
NO. 01CO[illegible]
Qualified in New York County
My Commission Expires 12/26/06

(signature)
Notary Public

(signature)
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG Equity Sales Corp.

(a wholly owned subsidiary of
American International Group, Inc.)
Balance Sheet
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Stockholder of
AIG Equity Sales Corp.:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of AIG Equity Sales Corp. at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2003

AIG EQUITY SALES CORP.
(a wholly owned subsidiary of American International Group, Inc.
Balance Sheet
December 31, 2002

Assets		
Cash	$	542
Short-term investments (Note 4)		687,585
Receivable from AIG and affiliates, net		1,030,723
Accounts receivable		41,557
State and local deferred tax asset		176,958
Equity investment, at estimated fair value (Note 4)		3,110,502
Other assets		6,226
Total assets	$	5,054,093
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	5,000
Current state and local tax		174,058
Total liabilities		179,058
Stockholder's equity:		
Common stock, $10 par value per share; authorized 10,000 shares; issued and outstanding 1,500 shares		15,000
Additional paid-in capital		4,731,962
Retained earnings		128,073
Total stockholder's equity		4,875,035
Total liabilities and stockholder's equity	$	5,054,093

The accompanying notes are an integral part of this financial statement.

1. Business and Organization

AIG Equity Sales Corp. (the "Company") is a wholly owned subsidiary of American International Group, Inc. ("AIG"), and is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities. The Company is a sub-distributor and servicing agent for class B shares of the AIG Money Market Fund, a separate series of the Advisor's Inner Circle Fund, a registered investment company.

The Company is also engaged in the distribution of certain other financial products which are sponsored, created, or issued by AIG and its subsidiaries, and participates in securities lending activities in an agency capacity.

2. Basis of Accounting

The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

3. Income Taxes

The operations of the Company are included in the consolidated federal tax return of AIG. As a result, any taxes due or owed are paid or received from AIG. However, the Company files separate state and local tax returns. Receivable from AIG and affiliates, net, included in the balance sheet, includes $32,879 for federal income tax due from AIG.

Deferred income taxes are provided for temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

Federal deferred taxes of approximately $301,000 are included in Receivable from AIG and affiliates, net. Temporary differences result from the adjustment to the Company's equity investment.

4. Investments

Short-term investments consist primarily of the AIG Money Market Fund, which is an SEC registered mutual fund managed by an affiliate of the Company, and is carried at cost plus accrued interest, which approximates fair value.

Equity investment consists of warrants to purchase shares of NASDAQ common shares, carried at cost which approximates fair value.

5. Securities and Exchange Commission Rule 15c3-3 Exemption

As the Company does not carry customer accounts, it is an introducing (or fully disclosed) broker-dealer. This exempts it from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii), whereby the Company must carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities to the clearing broker-dealer, and not otherwise hold funds or securities for, or owe money or securities to, customers.

6. Net Capital Requirement

The Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company's net capital was $495,065, which was $445,065 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.36 to 1.

7. Expense and Subsidy Reimbursement Agreement

Pursuant to an agreement between AIG and the Company, AIG will provide reimbursements to the Company for expenses incurred in such an amount as is required so that the Company's operating income before taxes is not less than $150,000 on an annual basis. No payments were made to the Company in 2002. As of December 31, 2002, the Company has a receivable of $1,036,000, included in receivable from AIG and affiliates, net, due to the reduction in the fair value of the equity investment.

AIG charges the Company for certain administrative services. Receivable from AIG and affiliates, net, includes taxes, revenues, and expense amounts due to and due from AIG and affiliates